Filed Pursuant to Rule 433

Registration Statement No. 333-141080

UNITED STATES STEEL CORPORATION

PRICING TERM SHEET

DECEMBER 5, 2007

$500,000,000 7.00% Senior Notes due 2018

Issuer:	United States Steel Corporation

Title of Securities:	7.00% Senior Notes due 2018

Principal Amount:	$500,000,000

Maturity:	February 1, 2018

Coupon:	7.00%

Price:	99.087% of principal amount

Yield to maturity:	7.125%

Benchmark Treasury:	4.250% U.S. Treasury due 11/15/2017

Spread to Benchmark Treasury:	317.6 basis points (3.176%)

Benchmark Treasury Price and Yield:	102-14+; 3.949%

Interest Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2008

Interest Payment Record Dates:	January 15th and July 15th of each year

Redemption Provisions:
Mandatory Redemption:	None

Optional Redemption:	Optional redemption at any time in whole, or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury yield plus 50 basis points, plus accrued interest to the redemption date.

Change of Control Repurchase Event:	If a change of control repurchase event occurs, the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to but not including the repurchase date.

Settlement:	T + 3 days; December 10, 2007

CUSIP:	912656AG0

ISIN:	US912656AG05

Joint Book-Running Managers:	Banc of America Securities LLC, J.P. Morgan Securities Inc. and Scotia Capital (USA) Inc.

Ratings:	Moody’s: Baa3 (stable outlook) S&P: BB+ (negative outlook) Fitch: BBB- (stable outlook)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of Proceeds:	We intend to use the net proceeds from the Notes to repay borrowings under our outstanding $400 million one-year term loan, which was incurred in connection with the Stelco acquisition, and for general corporate purposes.

Pro Forma Earnings to Fixed Charges Ratio:	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
	9.05	9.52

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, J.P. Morgan Securities Inc. at 1-212-834-4533 or Scotia Capital (USA) Inc. at 1-212-225-5531.